Exhibit 2

PLAN OF MERGER

This Plan of Merger is made and entered into this ____ day of _______, 2005, by and between Metaline Mining & Leasing, inc., a Washington corporation ("Metaline"), and HuntMountain Resources, a Nevada corporation ("HuntMountain" or the "Surviving Corporation").

RECITALS

A. Metaline is a corporation organized and existing under the laws of the State of Washington and has authorized capital stock consisting of 15,000,000 shares of no par value common stock, of which 15,000,000 shares are issued and outstanding, and held by approximately 1,560  shareholders of record.  .

B. HuntMountain is a corporation organized and existing under the laws of the State of Nevada and has authorized capital stock consisting of 300,000,000 shares of common stock with $0.001 par value, of which 100 shares are issued and outstanding, and held by Metaline and 10,000,000 shares of preferred stock with $0.001 par value, of which no shares are issued and outstanding.

C. The Boards of Directors of Metaline and HuntMountain, respectively, deem it advisable for Metaline to merge with and into HuntMountain.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, Metaline and HuntMountain hereby agree to the following Plan of Merger:

1. Names of Constituent Corporations. Metaline will merge with and into HuntMountain. The Surviving Corporation shall be HuntMountain.

2. Terms and Conditions of Merger. The effective date of merger shall be the latter of date upon which the Articles of Merger are filed with the Secretaries of State of Washington and Nevada. Upon the effective date of the merger, the separate corporate existence of Metaline shall cease; title to all real estate and other property owned by Metaline or HuntMountain shall be vested in HuntMountain without reversion or impairment; and the HuntMountain shall have all liabilities of Metaline and HuntMountain. Any proceeding pending by or against Metaline or HuntMountain may be continued as if such merger did not occur, or the Surviving Corporation may be substituted in the proceeding for Metaline.

3. Governing Law. The laws of the State of Nevada shall govern the Surviving Corporation.

4. Name. The name of the Surviving Corporation shall be Hunt Mountain Resources, a Nevada corporation.

5. Registered Office. The address of the registered office of the Surviving Corporation shall be 502 E. John Street, Room E, Carson City, NV 89706.

6. Accounting. The assets and liabilities of Metaline and HuntMountain (collectively the "Constituent Corporations") as of the effective date of the merger shall be taken up on the books of the Surviving Corporation at the amounts at which they are carried at that time on the respective books of the Constituent Corporations.

7. Articles of Incorporation. The Articles of Incorporation of HuntMountain shall constitute the Articles of Incorporation of the Surviving Corporation.

8. Bylaws. The Bylaws of HuntMountain as of the effective date of the merger shall be the Bylaws of the Surviving Corporation until the same shall be altered or amended in accordance with the provisions thereof.

9.  Directors. The directors of Metaline as of the effective date of the merger shall be the directors of the Surviving Corporation until their respective successors are duly elected and qualified.

10.  Manner and Basis of Converting Shares. As of the effective date of the merger:

(a) Each share of Metaline common stock issued and outstanding shall become one share of common stock with a par value of HuntMountain.

(b) HuntMountain  shall convert or exchange each share of Metaline common stock for one share of the common stock of the Surviving Corporation; PROVIDED, however, that no fractional shares of HuntMountain stock shall be issued, and in lieu of the issuance of fractional shares, the Surviving Corporation shall make a payment in cash equal to the value of such fraction, based upon the market value of such common stock on the effective date of the merger.

(c) Any shares of stock of Metaline in the treasury of Metaline on the effective date of the merger shall be surrendered to the Surviving Corporation for cancellation, and no shares of the Surviving Corporation shall be issued in respect thereof.

(d) On the effective date of the merger, holders of certificates of common stock in Metaline shall surrender them to the Surviving Corporation, or its appointed agent, in such manner as the Surviving Corporation legally shall require. Upon receipt of such certificates, the Surviving Corporation shall issue in exchange therefor a certificate of shares of common stock in the Surviving Corporation representing the number of shares of stock to which such holder shall be entitled as set forth above.

(e) In addition, such shareholders shall be entitled to receive any dividends on such shares of common stock of the Surviving Corporation that may have been declared and paid between the effective date of the merger and the issuance to such shareholder of the certificate of such common stock.

11. Shareholder Approval. This Plan of Merger shall be submitted to the shareholders of Metaline and HuntMountain for their approval in the manner provided under the applicable laws, at meetings to be held on or before June 15, 2005, or at other such time as the Boards of Directors of Metaline and HuntMountain shall agree. After approval by a vote of the holders of two-thirds (2/3) of the Metaline shares entitled to vote thereon and the holders of the majority of the HuntMountain shares entitled to vote thereon, if any, of each voting group, and the approval by a vote of the holders of two-thirds (2/3) of the Metaline shares entitled to vote thereon and the holders of a majority of the HuntMountain shares entitled to vote thereon, if any, of each voting group, Articles of Merger shall be filed as required under the laws of the States of Washington and Nevada.

12. Rights of Dissenting Shareholders. Any shareholder of Metaline who has the right to dissent from this merger as provided in RCW 23B.13.020, and who so dissents in accordance with the requirements of RCW 23B.13.210 through RCW 23B.13.280, shall be entitled, upon surrender of the certificate or certificates representing certificated shares or upon imposition of restrictions of transfer of uncertificated shares, to receive payment of the fair value of such shareholder's shares as provided pursuant to RCW 23B.13.250.

13. Termination of Merger. This merger may be abandoned at any time prior to the filing of Articles of Merger with the Secretary of State, upon a vote of a majority of the Board of Directors of both Metaline and HuntMountain. If the merger is terminated, there shall be no liability on the part of either company, their respective Boards of Directors, or shareholders.

14. Counterparts. This Plan of Merger may be executed in any number of counterparts, and all such counterparts and copies shall be and constitute an original instrument.

IN WITNESS WHEREOF, this Plan of Merger has been adopted by the undersigned corporations as of this ____ day of  Aptil, 2005.

Metaline Mining & Leasing Company, a

HuntMountain Resources, a

Washington corporation

Nevada corporation

By  ____________________________

By___________________________

      Tim Hunt , President

     Tim Hunt, President

3